SOEFL INC.

112 NORTH CURRY STREET

CARSON CITY, NEVADA 89703

Tel (877) 685-1955

Fax (866) 334-2567

November 4 , 2009

VIA EDGAR AND FAX

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mail Stop 20549-4561

Washington, DC 20549

Fax 202-772-9205

Re:

SOEFL Inc. (the "Company")

File No. 333-158153

Dear Mr. Dougherty:

In connection with the Company's Form S-1 Registration Statement, the Company hereby requests acceleration of the effective date of the Registration Statement to 9:30 a.m. (EST) Wednesday, November 4, 2009 or as soon thereafter as possible, in accordance with Rule 461(a) of Regulation C.

We acknowledge that

  should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing;
  the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement's disclosures; and
  the Company may not assert the Commission's comments or the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

We trust you will find the foregoing to be in order. Please do not hesitate to contact me should you have any questions in this regard.

Sincerely,

/s/ Ratree Yabamrung

Ratree Yabamrung, President